Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium
T +32 16 27 61 11
F +32 16 50 61 11
www.ab-inbev.com

Mr. John Reynolds,

    Assistant Director,

        Securities and Exchange Commission,

            Division of Corporation Finance,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

July 22, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4
Filed on May 20, 2010 (File No. 333-166982)

Dear Mr. Reynolds:

We respond supplementally to your letter of July 19, 2010, setting forth the Staff’s supplemental comment (the “Comment”) on the Registration Statement on Form F-4 (the “Form F-4”), filed by Anheuser-Busch InBev SA/NV (the “AB InBev”) on May 20, 2010 relating to the registration by AB InBev of its guaranteed U.S.$1,000,000,000 principal amount of 2.500% Notes due 2013, U.S.$750,000,000 principal amount of 3.625% Notes due 2015, U.S.$1,000,000,000 principal amount of 5.000% Notes due 2020 and U.S.$500,000,000 principal amount of Floating Rate Notes due 2013 (the “Exchange Notes”), which are being offered to existing noteholders in exchange for substantially identical notes originally sold by AB InBev in an exempt offering in March 2010 (the “Outstanding Notes”).

The Company has keyed its response in this letter to the heading used in the Staff’s comment letter and has marked the response with the letter “R”. The Comment is set forth in bold-face type.

*        *        *

1.	We note your representation in paragraph 2 that states “AB InBev acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of Exchange Notes received in exchange for Outstanding Notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.” Please advise us why the noted language is consistent with the no action letters. We may have further comment.

R:	The Company advises the Staff supplementally that the clause in parentheses in paragraph 2 of the July 8 Letter, “(except in the case of sales by a broker-dealer of Exchange Notes received in exchange for Outstanding Notes acquired for its own account as a result of market-making or other trading activities)” was included for clarification purposes, to cover the situation described paragraph (1) of Shearman & Sterling (available July 2, 1993) which provides that

“a broker-dealer may participate in an exchange offer with respect to [Outstanding Notes] acquired for its own account as a result of market-making activities or other trading activities, provided that in connection with any resales of [Exchange Notes] received in exchange for such [Outstanding Notes], the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of [Exchange Notes] held by the broker-dealer).”

In order to clarify its response, the Company hereby revises its second representation to the Commission as follows:

(2)	AB InBev has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of AB InBev’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, AB InBev will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (a) may not rely on the staff position in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. AB InBev acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

In addition, the Company hereby revises the first paragraph of its second representation under Shearman & Sterling to the Commission as follows:

(2)	AB InBev

(a)	will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Outstanding Notes which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to any resales of the Exchange Notes received in exchange for such Outstanding Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer), in connection with any resale of such Exchange Notes.

*        *        *

In connection with our response to the Staff’s question, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ Benoit Loore
Benoit Loore
V.P. Legal
Anheuser-Busch InBev SA/NV

cc:	Erin Wilson
David Link
(Securities and Exchange Commission)

Sabine Chalmers
John Blood
Ann Randon
Nick Gerostathos
Alena Brenner
(Anheuser-Busch InBev SA/NV)

George H. White
John Horsfield-Bradbury
Sentheel Salvam
(Sullivan & Cromwell LLP)

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